electrovaya

Investor Presentation
December 2024


electrovaya

NASDAQ : ELVA
TSX : ELVA

Safe Harbor Statement

electrovaya

Forward-looking statements:

This presentation contains forward-looking statements, including statements that relate to, among other things, the effect of the COVID-19 public health emergency on the Company's operations, its employees and other stakeholders, including on customer demand, supply chain, and delivery schedule, the size of the Company's sales pipeline and the ability to satisfy orders thereunder, the Company's ability to satisfy its ongoing debt obligations, anticipated increased collaboration with OEMs and OEM channels constituting a source of sales growth for the Company, anticipated continued increase in sales momentum in fiscal 2024 through OEMs and directly to large global companies, including Fortune 500 companies, the future direction of the Company's business and products, including E-bus, E-truck and Energy storage applications and additional intellectual property protection, the Company's ability to source supply to satisfy demand for its products and satisfy current order volume, technology development progress, all trademark logos and trademarks are owned by the respective Company's, pre-launch plans, plans for product development, plans for shipment using the Company's technology, production plans, the Company's markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geopolitical events; the COVID-19 outbreak will not have significant further effects on the Company's supply chain or operations; that current customers will continue to make and increase orders for the Company's products, and in accordance with communicated intentions, that the Company's alternate supply chain will be adequate to replace material supply and manufacturing, Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2023 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. These and other risks and uncertainties related to Electrovaya's business and the assumptions on which the forward-looking information is based are described in greater detail in the sections entitled "Risk Factors" in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada. Electrovaya assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Electrovaya's assessments as of any date subsequent to the date of this presentation.

Electrovaya at a Glance



Infinity Technology - Safety & Longevity

Industry leading **safety & longevity** validated by third party & field data

Proprietary **ceramic separator technology** -30+ patents

Perfect Safety Record - 30,000+ batteries deployed with no safety events



Blue Chip Customers & Partners

14 **Fortune 100 clients** across mission critical operations- selecting Electrovaya on **Performance & Safety**

Leading **OEM Partners** in USA & Japan across market segments



Large Addressable Market

$100+Billion Market

Material Handling | Energy Storage | Aerospace Defense | Commercial Vehicles



Domestic Manufacturing

US cell and systems

manufacturing in Jamestown, New York, and Engineering & Systems manufacturing in Mississauga, Ontario.



Inflection Point - Financial Results

Route to Profitability: Achieved operating profit, positive cash flow, and five consecutive quarters of positive EBITDA, with TTM EBITDA reaching $5.1M.

High Growth: With a 100% organic CAGR over two years, TTM revenue is $49.5M, approaching the $50M breakeven point.

Customers and Partners - Infinity Batteries

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LITHIUM



Strategic Partnership

TOYOTA MATERIAL HANDLING

Sumitomo Corporation Power & Mobility Co., Ltd.

Example OEM Customers

RAYMOND

Bastian SOLUTIONS

JABIL

End Users Example (not a full list)

Walmart

THE HOME DEPOT

MAPLE LEAF

TARGET

LOWE'S

MARS

Unilever

SIEMENS

Mondelēz International

MICHELIN

Lineage

FedEx

ceva LOGISTICS

3M

Electrovaya Powered - Mission Critical & 24/7

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Total 28,000+
Infinity Battery systems
deployed

Powering over 200
warehouses
& logistic centers

Empowering
mission-critical
operations



Addressable Markets are Extensive

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MARKET SIZE

Total: $113.5 Billion Addressable Market*



$7.8 Billion
$1.5 Billion
$33.3 Billion
$70.9 Billion

*Data numbers obtained through:
www.marketsandmarkets.com

- Electric commercial vehicle
- Material handling equipment
- Stationary energy storage
- Defense

TARGET APPLICATIONS



Train
E-truck
Material handling
Mining
Defense
Energy storage
Locomotive
Construction

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With a strong foundation built in the Materials Handling space, we are beginning a transition to new vertical industries in 2025 and beyond

Mining & Construction
- Near continuous operation
- Highest cycle-life demand in EV industry
- High priority for battery safety

Defense
- High use applications
- Highest demands for battery safety and reliability

Data Center / Energy Storage
- High use application
- High priority for battery safety

Locomotive Airport & Ground Service
- High use application
- High priority for battery safety & reliability

Tailored Solution for Mission Critical Operations

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Infinity Technology Leads the Industry for Longevity and Safety

INDUSTRY CHALLENGE

- Legacy lithium-ion tech faces safety and longevity issues, failing in heavy-duty applications.
- Safety recalls hit major names like LG, Akasol, and Proterra.

OUR SOLUTION

- **Longer Lifetime:** Our Infinity Technology offers the highest cycle with over 4X the life of typical batteries of the same chemistry
- **Improved Safety:** Our batteries use a proprietary ceramic separator membrane that significantly improves safety
- **Heavy Duty Applications:** Mission critical applications incl. Material handling, Construction & mining equipment

PROVEN EXECUTION

- **Scaled:** Deliveries of battery systems increasing more than 100% YOY
- **Proven:** Proven technology and manufacturability - >6 years of field data with major customers
- **Reliable:** Operating in mission critical 24/7 warehouse operations at the largest companies in the world (>14 Fortune 100 end users)

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Fires are a common risk with typical lithium-ion batteries





CALIFORNIA NEWS

Warehouse containing lithium-ion batteries burns in Riv

by: Austin Turner
Posted: Nov 7, 202
Updated: Nov 7, 20


FIRE LINE DO NOT CROSS

16 Sep 2024

Electric semi-truck lithium battery fire took 189,000 litres of water to extinguish, according to NTSB reports

Energy Transition

Fire burns for five days at huge lithium-ion energy storage facility

Lithium-ion battery fires are rare but extremely hard to put out and have blackened image of key clean energy tech

Breaking News

9 electric buses destroyed by suspected lithium battery fire in Taichung City

Infinity Technology - Safety is our Top Priority

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INFINITY BATTERIES PROVIDE ADDITIONAL PREVENTION TO FIRE PROPAGATION



No fire

Nail Penetration Test

Fire Propagation Test



- No flames escaped the battery enclosure
- No internal propagation, the fire was contained within the faulted sub-module

TYPICAL BATTERIES PROPAGATE FIRE





- Risks costly damage and downtime
- Serious health and safety risks

Multi-Million-Mile Batteries - Performance Advantage

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Consumer Electronics	E-Bike	EV	Forklift (MHE)	E-Bus	Energy storage
500	1000	2000	5000	9000	

Longevity

***CYCLE EQUIVALENT:**

14,000 cycles is equivalent to 3,500,000 miles for 250-mile range car



% of Initial Capacity
Cycle Number
ELV Cell ; 3.0-4.2 V
ELV Cell ; 3.0-4.1 V
ELV Cell ; 3.0-4.0 V
Typical LFP Cell ; 4000 Cycles at EOL
Typical NMC Cell ; 2000 Cycles at EOL
0 20 40 60 80 100 120
0 2000 4000 6000 8000 10000 12000 14000



Equivalent Miles
0
1,000,000
2,000,000
3,000,000
4,000,000
Top-3 China
Top-3 Japan
Top-3 Korea
Top-3 China
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Leveraging Longevity Advantage - Recurring Revenue

Growing | **Segments**

Recurring Revenue
Current - <5%
Target - >10%

Lease/Rentals

- Lower upfront costs (with OEM supported residual value)
- Ability to participate in off-lease opportunities
- Rentals are a small but growing offering and in use with Electrovaya's largest end customers

Approx. Margins Capabilities
0-5 yrs : 30%
6-10 yrs: 80%
11 yrs + : 100%

SaaS

- Opportunities to increase from data analytics (already in use at major customers), demand response and energy storage

Approx. Margin Capabilities
>80%

Aftermarket Services

- Spare Parts & accessories
- Inspections and studies

Approx. Margins
30-50%

Global Reach

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Electrovaya Corp & Labs, Mississauga, ON, CA
Electrovaya Gigafactory, Jamestown, NY, USA
Electrovaya Japan
Coming soon

US Manufacturing Expansion - Jamestown

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MADE IN USA

Improves profitability, domestic supply chains and opens more market opportunities

FUNDED

Fully funded expansion plan with a $50.8m direct loan from Export Import Bank of the United States (EXIM) 'Make More in America' initiative

OWNED 135,000 sq FT

Industrial facility on 52 acres

$0.05/kWh

Low cost & 100% renewable electricity



US Manufacturing Expansion - Jamestown

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PROJECT OVERVIEW

- Advanced Lithium ion battery manufacturing cell, module and pack facility
- Will produce Electrovaya's proprietary lithium ion ceramic (Infinity series) cell technology
- Existing facility/ building 137,000sqf, existing facility on 52 acre campus
- $5.5 million land building
- ~$45 million capital equipment, construction & engineering

STRATEGIC AND FINANCIAL BENEFITS

- Provides reliable, domestic supply of lithium-ion cells (built in America)
- Meets growing customer demand for made in America products & opens new market opportunities
- Vertical Integration will improve margins
- and Increases Electrovaya's manufacturing capacity
- Strong financial return profile
- Increases Eletrovaya's capabilities to support exports, construction & engineering

FINANCIAL HIGHLIGHTS

Capital Investment

- ~$50m capital investment

External Project Funding

- $50.8m loan approved by EXIM, Make More in America (MMIA) initiative
- $7.25m local and state incentive package received
- $10-15m annual IRA 45x tax credits based on output
- Rapid IRR

Our Products: Technology Solutions

Complementary technologies targeting a number of EV applications

Infinity Batteries provide industry leading longevity and SSBs provide industry leading energy density

Infinity Batteries	**Commercial today**	**In development stage**	**Solid State Batteries**
	Global partners & users		
	Superior Safety & Lowest Cost of Ownership	Highest Energy Density	
	Based on proprietary separator and electrolyte technology	Based on proprietary separator and electrolyte technology	
	E-bus, E-forklift, E-trucks, Energy storage systems	Passenger EVs, Over the road (OTR) trucking, aerospace	

Our Products - Next Gen-Solid State Batteries (SSB)

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Solid State Promises Much Higher Energy Density vs Conventional Lithium-ion

EV penetration in the global vehicle market



2022
2035

2-3% 85% of new cars

SSB Battery Requirements

- Energy Density > 350 Wh/Kg (>750 Wh/L)
- >10 years lifetime
- Superior Safety
- Cost < 100 $/Kwh for cells

Solid State Batteries offer 2X Energy Density over conventional lithium-ion batteries = more range, less weight, less cost



Energy density (Wh/Kg)
400
300
200
100
ELV Solid State
Limitation of conventional LIBs
NMC*
LFP*
ELV
Infinity - NMC
LTO*
2000
4000
6000
8000
10000
Cycle Life
* Competitor data sheets/estimates

ELVA SSBs - Unparalleled Ceramic Separator Experience

The transition to SSBs is almost certainly going to require the use of high quality ionically conducting ceramic materials

Higher Energy Density
Enables the use of Lithium metal anode

Improved Safety
High thermal stability, mitigation of thermal runaway, non-flammable

Enhanced Conductivity
Inherent conductivity in the ceramic with efficient ion transport at room temperature

Increased Cell Longevity
Actively suppress the formation of lithium dendrites



ELVA SSBs - Unparalleled Ceramic Separator Experience

electrovaya

Electrovaya has developed a scalable manufacturing approach for the preparation of **flexible ceramic composite separators for SSBs**



Proof-of-Concept Separator Development



Scaling to > 100cm^2 Separator Manufacturing



SSB Pouch Cell Prototyping

Financial Performance - Profitability Inflection Achieved

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Reaching an inflection point....

Set to be one of the only profitable battery companies in North America



TTM Revenue and EBITDA* (USD$000)
60,000
50,000
40,000
30,000
20,000
10,000
-
6,000
5,000
4,000
3,000
2,000
1,000
-
(1,000)
(2,000)
(3,000)
(4,000)
(5,000)
Q3 2022
Q3 2023
Q3 2024
TTM Revenue
TTM EBITDA

- 2023 and 2024 **revenue increased significantly** due to **increased orders** driven by **strong market demand**
- Operational efficiencies and cost savings drove improved EBITDA in 2023 and 2024
- Expanding capacity provides opportunity to further accelerate revenue growth
- Breakeven ~$50 million/annum with incremental revenue contributing to net profits
- Margins have improved steadily with Q3FY2024 margins at 34%
- Trailing 12 month adjusted EBITDA at $5.1 million (>10%)

* Non-IFRS Measure: Adjusted EBITDA does not have a standardized meaning under IFRS. Therefore it is unlikely to be comparable to similar measures presented by other issuers. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business. Adjusted EBITDA is defined as loss from operations, plus finance costs, stock-based compensation and depreciation costs.

Summary Balance Sheets and Cap Table

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Select Balance Sheet Items ($USD)

(US$ in thousands)	06/30/2024	06/30/2023
Cashh	$534	$723
Trade and other receivables	8,159	5,544
Inventories	12,427	9,201
Other current assets	6,470	6,259
Long-term assets	10,220	10,780
Total Assets	**$37,810**	**$32,507**
Trade & other payables	$8,999	$8,134
Short-term debt	18,164	16,853
Other Liabilities	3,027	5,914
Total Liabilities	**$30,190**	**$30,901**
Total Equity (Deficiency)	**$7,620**	**$1,606**
Total liabilities and equity	**$37,810**	**$32,507**

CapTabl

As of 06/30/2024

Outstanding shares	34,134,165
Outstanding warrants	1,711,924
Outstanding stock options	4,883,788
Total	**40,729,877**

Select Equity Items (Nasdaq $USD)

As of 1/03/2024

Share price	$2.84
Market Cap	$96.4M
Insider ownership	~33%

Investor & Media queries, please contact:

Jason Roy
VP, Corporate Development & Investor Relations
Phone: 905-855-4618
Email: jroy@electrovaya.com
Web: www.electrovaya.com



electrovaya